Form of	Exhibit (h)(151)
November 8, 2012
Janus Investment Fund
151 Detroit Street
Denver, Colorado 80206
Ladies and Gentlemen:
As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Capital Management LLC (“JCM”) with respect to Janus Diversified Alternatives Fund. This letter is to inform you that JCM will waive all or a portion of its fee, as applicable, from commencement of operations until November 1, 2014, under the following conditions:
In the event the operating expenses allocated to any class of the Fund and any wholly-owned subsidiary of the Fund (“Subsidiary”) (excluding any expenses of an underlying fund other than the Subsidiary), including the amount payable to JCM pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed 1.25% of the Fund’s average daily net assets, JCM shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess; provided, however, there shall be excluded from such expenses the fees payable pursuant to a Rule 12b-1 Plan; shareholder servicing fees, such as transfer agency fees, administrative services fees and any networking/omnibus fees payable by any share class; as well as the amount of any items not normally considered operating expenses such as interest, dividends, acquired fund fees and expenses, taxes, brokerage commissions and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, and any indemnification related thereto) paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding any directed brokerage arrangements). Whenever the expenses allocated to any class of the Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to JCM and/or by JCM to the Fund (or applicable class). The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.
Janus Capital also agrees to waive and/or not collect its advisory fee by the amount of the advisory fee it receives from the Subsidiary. Such waiver will apply after application of any waivers to fees described above and will continue during the term of the Investment Advisory Agreement between Janus Capital and the Fund. Such waiver of fees is not permitted to be recouped.

For any reimbursement paid by JCM to the Fund or any fee reduction by JCM pursuant to this letter, for a three year period, or until the Fund meets its first breakpoint as described in the Fund’s Investment Advisory Agreement dated December 28, 2012, whichever occurs first, commencing with operations of the Fund, JCM shall be permitted to recoup such reimbursement or fee reduction from the Fund, provided that at no time during the term of this letter shall the expenses allocated to the Fund, with the exceptions noted above, exceed 1.25% of average daily net assets, and as otherwise noted in this Agreement. This provision survives the term of this letter.
This waiver/reimbursement will continue in effect until November 1, 2014, unless otherwise terminated, revised or extended. This waiver/reimbursement is applicable only to the Fund and shall not be applicable to any other series of Janus Investment Fund, whether now existing or hereafter created.

JANUS CAPITAL MANAGEMENT LLC
By:
Heidi W. Hardin
Senior Vice President, General Counsel and Secretary

JANUS INVESTMENT FUND
By:
Stephanie Grauerholz-Lofton
Vice President, Chief Legal Counsel And Secretary